                                [KLA LETTERHEAD]

           KLA INSTRUMENTS ANNOUNCES SECOND QUARTER OPERATING RESULTS

     SAN JOSE, California, January 19, 1994 -- KLA Instruments Corporation today reported second quarter sales of $57,087,000 and net income of $6,292,000, compared with sales of $38,654,000 and net income of $1,369,000 for the second quarter last year. Quarterly earnings per share were $0.30 this year compared with $0.07 in the second quarter last year. For the previous quarter ended September 30, 1993, the Company's sales, net income and EPS were $51,904,000, $4,166,000 and $0.20 per share, respectively.

     New orders during the second quarter increased 40% from the first quarter, setting a new quarterly record for the Company. As previously reported, the book-to-bill ratio was higher than 1.3, reflecting broad strength in the Company's businesses. The Company includes both systems and service in its book-to-bill calculation.

     New orders were particularly strong in the Company's wafer inspection unit, where demand for the 2100 series of in-line yield monitors reflected the increasing number of fabrication facilities which employed multiple KLA systems. The Company believes that, during the quarter, the number of fabs with multiple systems installed or on-order increased from 18 to 25, and that certain of these fabs increased the number of line monitors employed.

     The Company's metrology division set a new order record for the quarter and the Company believes that it continued to increase its share of the optical overlay market.

     KLA reported that all geographic areas were strong, with Japan and the U.S. each accounting for about one-third of the total new orders. The Asia Pacific and European regions accounted for the remaining one-third.

     Gross margins increased to 43% during the second quarter, up from 40% in the first quarter. The improvement was primarily due to increased sales of the Company's wafer inspection systems. As the Company ramped up production of the 2100 series, it achieved manufacturing efficiencies. Improved financial results of the customer service division also contributed to the rise in gross margins.

     KLA Instruments Corporation is the world's leading manufacturer of yield monitoring and process control systems for the semiconductor manufacturing industry. KLA is a publicly held corporation traded on The Nasdaq National Market under the symbol "KLAC."
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                          KLA INSTRUMENTS CORPORATION

                    SUMMARY CONSOLIDATED STATEMENT OF INCOME

                                                      THREE MONTHS ENDED       SIX MONTHS ENDED
                                                         DECEMBER 31,            DECEMBER 31,
                                                      ------------------     --------------------
                                                       1993       1992         1993        1992
                                                      -------    -------     --------    --------
                                                        (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net sales...........................................  $57,087    $38,654     $108,991    $ 77,113
Cost and expenses:
  Cost of sales.....................................   32,417     25,054       63,578      50,535
  Engineering, research and development.............    4,847      4,178        9,776       8,193
  Selling, general and administrative...............   11,310      7,698       21,243      15,202
  Restructuring recovery............................       --       (718)          --        (718)
                                                      -------    -------     --------    --------
                                                       48,574     36,212       94,597      73,212
                                                      -------    -------     --------    --------
Income from operations..............................    8,513      2,442       14,394       3,901
Interest income and other, net......................      376        219          549         485
Interest expense....................................     (499)      (838)        (995)     (1,801)
                                                      -------    -------     --------    --------
Income from operations before income tax............    8,390      1,823       13,948       2,585
Provision for income taxes..........................    2,098        454        3,490         645
                                                      -------    -------     --------    --------
Net income..........................................  $ 6,292    $ 1,369     $ 10,458    $  1,940
                                                      -------    -------     --------    --------
Net income per share................................  $  0.30    $  0.07     $   0.50    $   0.10
                                                      -------    -------     --------    --------
                                                      -------    -------     --------    --------
Weighted average common and equivalent shares
  outstanding.......................................   20,909     19,471       20,854      19,178
                                                      -------    -------     --------    --------
                                                      -------    -------     --------    --------

                       SUMMARY CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                                    DECEMBER 31,     JUNE 30,
                                                                        1993           1993
                                                                    ------------     ---------
                                                                          (IN THOUSANDS)
Cash and marketable securities.....................................   $ 47,106       $  52,362
Accounts receivable................................................     61,147          48,077
Inventory..........................................................     44,511          42,489
Deferred income taxes..............................................      3,917           3,917
Other current assets...............................................      6,146           4,724
Land, property and equipment.......................................     37,226          39,384
Other..............................................................      6,901           8,136
                                                                    ------------     ---------
          Total Assets.............................................   $206,954       $ 199,089
                                                                    ------------     ---------
                                                                    ------------     ---------
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities................................................   $ 52,338          57,958
Deferred taxes.....................................................      7,081           7,081
Long term debt.....................................................     20,000          20,000
Shareholders' equity...............................................    127,535         114,050
                                                                    ------------     ---------
          Total Liabilities and Shareholders' Equity...............   $206,954       $ 199,089
                                                                    ------------     ---------
                                                                    ------------     ---------